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                                                                    Exhibit 99.1

[Logo of 51job, Inc.]


                                   51JOB, INC.

                       NOTICE OF ANNUAL GENERAL MEETING OF
                                     MEMBERS

     NOTICE IS HEREBY GIVEN that the Annual General Meeting of Members (the "Meeting") of 51job, Inc., a Cayman Islands company (the "Company"), will be held at 5:30 p.m., local time, on May 26th, 2005, at the Stanford Park Hotel located at 100 El Camino Real, Menlo Park, California, United States of America, for the following purposes:

1.   The re-election of David K. Chao as a director of the Company.

2.   The re-election of Shan Li as a director of the Company.

3.   The re-election of Donald L. Lucas as a director of the Company.

4.   The re-election of Charles E. Phillips, Jr. as a director of the Company.

5.   The re-election of Rick Yan as a director of the Company.

6.   The transaction of any other business properly brought before the Meeting.

     Members of record at the close of business on April 22, 2005 (the "Record Date") of shares in the capital of the Company will be entitled to vote at the Meeting or any adjournment or postponement thereof. A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him. A proxy need not be a member of the Company.

     Pursuant to the Company's Fifth Amended and Restated Articles of Association, on a poll, every member present in person or by proxy shall be entitled to one vote in respect of each common share held by him on the Record Date.


                                          By Order of the Board of Directors

                                          /s/ Rick Yan
                                          --------------------------------------
                                          Rick Yan
                                          Director, CEO, President and Secretary

                                          April 22, 2005